                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934


For the month of                            July                            2005
                 ---------------------------------------------------------


                               Acetex Corporation
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada  V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                   Form 40-F    /X/
          -----------                -----------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No     /X/
    ------------        -----------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]


This Form 6-K consists of a press release announcing Acetex's results for the six month period ended June 30, 2005.

                       [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005

VANCOUVER, B.C., CANADA - JULY 19, 2005 - Acetex Corporation announced today results for the three months ended June 30, 2005, determined under Canadian generally accepted accounting principles. These results include net income of U.S. $3.6 million and EBITDA (defined as operating income plus amortization) of U.S. $17.8 million. Net sales of U.S. $141.7 million were generated during the period from the sale of acetyls and specialty polymers and films.

For the six months ended June 30, 2005, net income was U.S. $8.1 million and EBITDA was U.S. $38.2 million. Sales for the same period were U.S. $288 million.

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls and specialty polymers and films production and distribution.

Acetex Corporation has two primary businesses - its European Acetyls Business and the Specialty Polymers and Films Business. Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

                               ACETEX CORPORATION

                       FINANCIAL AND OPERATING HIGHLIGHTS
                         SELECTED FINANCIAL INFORMATION
                  (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE)
                                   (UNAUDITED)

                                                              THREE            THREE               SIX                SIX
                                                             MONTHS           MONTHS            MONTHS             MONTHS
                                                              ENDED            ENDED             ENDED              ENDED
                                                           JUNE 30,         JUNE 30,          JUNE 30,           JUNE 30,
                                                               2005             2004              2005               2004
                                                       ------------    -------------     -------------      -------------

Sales                                                      $141,652         $129,179(3)       $288,002           $257,130(3)
Net earnings (loss) for the period                            3,557            1,093             8,061                449
Net earnings (loss) per share                                 $0.10            $0.03             $0.23              $0.01
Cash generated from (applied to)
  operations(2)                                              10,291            7,857            22,638             15,048
Cash generated from (applied to)
  operations per share(2)                                     $0.29            $0.23             $0.65              $0.44
Cash position at end of period                               52,511           57,216            52,511             57,216

EBITDA(1)

Acetyls Segment                                              12,657           11,706            29,050             22,649
Specialty Polymers & Films                                    6,139            4,769            10,727              8,517
Corporate                                                   (1,023)          (1,095)           (1,616)            (2,069)
                                                    ---------------- ---------------- ----------------- ------------------
                                                             17,773           15,380            38,161             29,097
                                                    ================ ================ ================= ==================

--------------------------------------------------- ---------------- ---------------- ----------------- ------------------
Long-term debt at end of period                             265,000          265,000           265,000            265,000
--------------------------------------------------- ---------------- ---------------- ----------------- ------------------

(1) Operating income plus amortization and restructuring charge, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented.

(2) Calculated as cash flow from operations less increases in non-cash operating working capital. This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. Cash flow may not be calculated in a comparable manner to other companies. The Company has calculated cash flow consistently for all periods presented.

(3) As restated. See note 2(a).


PRODUCTION VOLUME INFORMATION (TONNES)
ACETYLS SEGMENT

Acetic Acid                                                 103,168        106,647            209,029             207,828
VAM - Pardies                                                32,746         36,416             65,148              73,965
Acetic Acid Derivatives                                      21,148         17,917             41,300              36,101

--------------------------------------------------------------------------------------------------------------------------
SPECIALTY POLYMERS & FILMS SEGMENT

Specialty Polymers                                           33,150         35,690             67,506              69,461
Films                                                         4,245          4,265              8,193               8,478

                                                ACETEX CORPORATION

                                            CONSOLIDATED BALANCE SHEETS
                                            (THOUSANDS OF U.S. DOLLARS)
                                                    (UNAUDITED)

ASSETS                                                                              JUNE 30,            DECEMBER 31,
                                                                                        2005                    2004
                                                                            -----------------           -------------
                                                                                 (UNAUDITED)

CURRENT ASSETS:
    Cash and cash equivalents                                                        $52,511                 $62,770
    Accounts receivable                                                               94,548                  99,738
    Inventory                                                                         77,658                  63,619
    Prepaid expenses and other                                                         9,127                   5,339
                                                                            -----------------           -------------
                                                                                     233,844                 231,466

PROPERTY, PLANT AND EQUIPMENT                                                        227,444                 249,132

OTHER ASSETS                                                                          18,471                  15,167
                                                                            -----------------           -------------
                                                                                    $479,759                $495,765
                                                                            =================           =============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                                         $99,770                $109,196

PENSION OBLIGATION                                                                    25,299                  27,389

REVOLVING CREDIT FACILITY                                                             26,411                  21,411

SENIOR UNSECURED DEBT                                                                265,000                 265,000
                                                                            -----------------           -------------
                                                                                     416,480                 422,996
                                                                            -----------------           -------------

SHAREHOLDERS' EQUITY
    Share capital                                                                    109,818                 105,023
    Additional paid-in capital                                                         1,547                   1,547
    Deficit                                                                         (29,776)                (37,838)
    Cumulative translation adjustment                                               (18,310)                   4,037
                                                                            -----------------           -------------
                                                                                      63,279                  72,769
                                                                            -----------------           -------------
                                                                                    $479,759                $495,765
                                                                            =================           =============

See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                            THREE             THREE                 SIX               SIX
                                                     MONTHS ENDED      MONTHS ENDED        MONTHS ENDED      MONTHS ENDED
                                                         JUNE 30,          JUNE 30,            JUNE 30,          JUNE 30,
                                                             2005              2004                2005              2004
                                                  ----------------     -------------     ---------------    --------------

SALES                                                    $141,652          $129,179            $288,002          $257,130

COST OF GOODS SOLD                                        116,158           106,774             234,966           214,160
AMORTIZATION                                                7,033             7,159              14,767            14,692
                                                  ----------------     -------------     ---------------    --------------
                                                          123,191           113,933             249,733           228,852
                                                  ----------------     -------------     ---------------    --------------

GROSS PROFIT                                               18,461            15,246              38,269            28,278
OTHER OPERATING EXPENSES:
Selling, general and administrative                         6,828             6,078              13,116            11,916
Research and development                                      893               947               1,759             1,957
                                                  ----------------     -------------     ---------------    --------------
                                                            7,721             7,025              14,875            13,873
                                                  ----------------     -------------     ---------------    --------------

OPERATING EARNINGS                                         10,740             8,221              23,394            14,405
OTHER EARNINGS (EXPENSE):
Equity income (loss)                                          279               410                 398               225
Interest expense                                          (7,782)           (7,560)            (15,444)          (15,492)
Transaction expense                                         (891)                --             (2,510)                --
Foreign exchange gain (loss)                                1,489                22               2,764             1,311
                                                  ----------------     -------------     ---------------    --------------
                                                          (6,905)           (7,128)            (14,792)          (13,956)
                                                  ----------------     -------------     ---------------    --------------

INCOME (LOSS) BEFORE INCOME TAXES                           3,835             1,093               8,602               449
INCOME TAXES                                                  278                --                 541                --
                                                  ----------------     -------------     ---------------    --------------
INCOME (LOSS) FOR THE PERIOD                                3,557             1,093               8,061               449
DEFICIT, BEGINNING OF PERIOD                             (33,334)          (31,343)            (37,838)          (30,699)
                                                  ----------------     -------------     ---------------    --------------
DEFICIT, END OF PERIOD                                  $(29,777)         $(30,250)           $(29,777)         $(30,250)
                                                  ================     =============     ===============    ==============

INCOME (LOSS) PER COMMON SHARE
     Basic                                                  $0.10             $0.03               $0.23             $0.01
     Diluted                                                $0.10             $0.03               $0.23             $0.01
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
     Basic                                             34,942,793        33,907,045          34,689,986        33,905,560
     Diluted                                           35,743,223        34,425,111          35,537,075        34,373,442

*Number of shares outstanding at June 30, 2005: 35,331,663

See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                              THREE              THREE                 SIX                SIX
                                                       MONTHS ENDED       MONTHS ENDED        MONTHS ENDED       MONTHS ENDED
                                                           JUNE 30,           JUNE 30,            JUNE 30,           JUNE 30,
                                                               2005               2004                2005               2004
                                                       -------------      -------------     ---------------     --------------

CASH PROVIDED BY (USED FOR):
OPERATIONS:
  Net earnings (loss) for the period                         $3,557             $1,093              $8,061               $449
  Charges and credits to income not involving cash:
         Amortization                                         7,033              7,159              14,767             14,692
         Pension expense (recovery)                             110                111                 224                225
         Amortization of deferred financing costs               483                456                 982                930
         Amortization of bond premium                         (297)              (297)               (594)              (594)
         Unrealized foreign exchange (gain) loss              (324)              (255)               (405)              (429)
         Distributions received from equity                   (271)              (410)               (397)              (225)
         investee in excess of income
Changes in noncash operating working capital                (6,355)            (1,313)            (26,258)            (3,450)
                                                       -------------      -------------     ---------------     --------------
                                                              3,936              6,544             (3,620)             11,598
                                                       -------------      -------------     ---------------     --------------
INVESTMENTS:
    Purchase of property, plant and equipment               (2,083)            (2,142)             (5,261)            (4,113)
    Other                                                   (1,464)              (404)             (4,410)              (674)
                                                       -------------      -------------     ---------------     --------------
                                                            (3,547)            (2,546)             (9,671)            (4,787)
                                                       -------------      -------------     ---------------     --------------
FINANCING:
    Increase in share capital                                 4,270                  8               4,795                 15
    Increase (decrease) in long-term debt                     4,534            (3,206)               5,000            (1,807)
    Increase (decrease) in pension obligation                 (599)               (69)               (992)                 27
                                                       -------------      -------------     ---------------     --------------
                                                              8,205            (3,267)               8,803            (1,765)
                                                       -------------      -------------     ---------------     --------------

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH
  EQUIVALENTS HELD IN FOREIGN CURRENCIES                    (3,099)                207             (5,771)            (1,733)
                                                       -------------      -------------     ---------------     --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              5,495                938            (10,259)              3,313
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD               47,016             56,278              62,770             53,903
                                                       -------------      -------------     ---------------     --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                    $52,511            $57,216             $52,511            $57,216
                                                       =============      =============     ===============     ==============

See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                        ACETYLS            SPECIALTY            CORPORATE                 TOTAL
                                                                        POLYMERS AND
THREE MONTHS ENDED JUNE 30, 2005                                               FILMS
                                                ----------------     ----------------    -----------------    ------------------
                                                                                                              d

SALES                                                   $84,770              $56,882                   --              $141,652

Cost of goods sold and operating expenses                72,113               50,743                1,023               123,879
Amortization                                              5,298                1,724                   11                 7,033
                                                ----------------     ----------------    -----------------    ------------------
                                                         77,411               52,467                1,034               130,912
                                                ----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                       $7,359               $4,415             $(1,034)                10,740
                                                ================     ================    =================

Interest expense                                                                                                        (7,782)
Transaction expenses                                                                                                      (891)
Equity income (loss)                                                                                                        279
Foreign exchange gain (loss) and other                                                                                    1,489
Income taxes                                                                                                              (278)
                                                                                                              ------------------
NET EARNINGS (LOSS)                                                                                                      $3,557
                                                                                                              ==================

SIX MONTHS ENDED JUNE 30, 2005

SALES                                                  $181,761             $106,241                   --              $288,002

Cost of goods sold and operating expenses               152,711               95,514                1,616               249,841
Amortization                                             11,461                3,285                   21                14,767
                                                ----------------     ----------------    -----------------    ------------------
                                                        164,172               98,799                1,637               264,608
                                                ----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                      $17,589               $7,442             $(1,637)                23,394
                                                ================     ================    =================

Interest expense                                                                                                       (15,444)
Transaction expenses                                                                                                    (2,510)
Equity income (loss)                                                                                                        398
Foreign exchange gain (loss) and other                                                                                    2,764
Income taxes                                                                                                              (541)
                                                                                                              ------------------
NET EARNINGS (LOSS)                                                                                                      $8,061


AS AT JUNE 30, 2005

TOTAL ASSETS                                           $254,511             $210,515              $14,733              $479,759
                                                ================     ================    =================    ==================

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                        ACETYLS            SPECIALTY            CORPORATE                 TOTAL
                                                                        POLYMERS AND
THREE MONTHS ENDED JUNE 30, 2004                                               FILMS
                                                ----------------     ----------------    -----------------    ------------------

SALES                                                   $76,658              $52,521                   --              $129,179

Cost of goods sold and operating expenses                64,952               47,752                1,095               113,799
Amortization                                              5,586                1,559                   14                 7,159
                                                ----------------     ----------------    -----------------    ------------------
                                                         70,538               49,311                1,109               120,958
                                                ----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                       $6,120               $3,210             $(1,109)                 8,221
                                                ================     ================    =================

Interest expense                                                                                                        (7,560)
Equity income (loss)                                                                                                        410
Foreign exchange gain (loss) and other                                                                                       22
Income taxes                                                                                                                 --
                                                                                                              ------------------
NET EARNINGS (LOSS)                                                                                                      $1,093
                                                                                                              ==================


SIX MONTHS ENDED JUNE 30, 2004

SALES                                                  $159,426              $97,704                   --              $257,130

Cost of goods sold and operating expenses               136,777               89,187                2,069               228,033
Amortization                                             11,460                3,196                   36                14,692
                                                ----------------     ----------------    -----------------    ------------------
                                                        148,237               92,383                2,105               242,725
                                                ----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                      $11,189               $5,321             $(2,105)                14,405
                                                ================     ================    =================

Interest expense                                                                                                       (15,492)
Equity income (loss)                                                                                                        225
Foreign exchange gain (loss) and other                                                                                    1,311
Income taxes                                                                                                                 --
                                                                                                              ------------------
NET EARNINGS (LOSS)                                                                                                        $449
                                                                                                              ==================


AS AT JUNE 30, 2004

TOTAL ASSETS                                           $253,430             $206,506               $7,156              $467,092
                                                ================     ================    =================    ==================

                               ACETEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

               THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

1.   OPERATIONS:

     Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton, Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          The consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

          During 2004, the Company retroactively restated its consolidated statements of operations to present freight and handling costs in cost of sales. Previously, the amounts recovered had been offset against revenues. This change in classification had no impact on operating earnings and net earnings (loss).

          Also during 2004, the Company retroactively restated its consolidated statements of operations to classify foreign exchange impacts on working capital as foreign exchange losses/gains. Previously the amounts were recorded within operating earnings. This reclassification has no impact on net earnings (loss).

          During 2005, the Company retroactively restated its consolidated statements of operations to present commission expenses in selling, general and administrative expenses and warranty/ quality claim expenses in cost of goods sold. Previously, these two expenses were netted against sales revenue. This change in classification has no impact on operating earnings and net earnings (loss).

          The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

          Except as noted as above, these interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company's 2004 Annual Information Form.

     (b)  Stock-based compensation:

          The Company has a stock-based compensation plan. The Company applies the fair value method of accounting for all stock-based transactions, which includes stock options granted by the Company to employees.

     (c)  Net earnings (loss) per common share:

          Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

     (a)  Authorized: Unlimited number of common shares.

     (b)  Issued:

                                                                                 Number of common           Assigned
                                                                                           shares              value
         ------------------------------------------------------------------------------------------------------------
         Issued, December 31, 2003                                                     33,901,438           $103,059
         Issued on exercise of options                                                      3,333                  7
         ------------------------------------------------------------------------------------------------------------
         Issued, March 31, 2004                                                        33,904,771            103,066
         Issued on exercise of options                                                      4,083                  8
         ------------------------------------------------------------------------------------------------------------
         Issued, June 30, 2004                                                         33,908,854            103,074
         Issued on exercise of options                                                     26,315                 84
         ------------------------------------------------------------------------------------------------------------
         Issued, September 30, 2004                                                    33,935,169            103,158
         Issued on exercise of options                                                    416,650              1,865
         ------------------------------------------------------------------------------------------------------------
         Issued, December 31, 2004                                                     34,351,819            105,023
         Issued on exercise of options                                                    112,500                525
         ------------------------------------------------------------------------------------------------------------
         Issued, March 31, 2005                                                        34,464,319            105,548
         Issued on exercise of options                                                    867,344              4,270
         ------------------------------------------------------------------------------------------------------------
         Issued, June 30, 2005                                                         35,331,663           $109,818

     (c)  Stock options:

          The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

         -----------------------------------------------------------------------------------------------------------
                                                                                      Number       Weighted average
                                                                                  of options         exercise price
         -----------------------------------------------------------------------------------------------------------
         Outstanding, December 31, 2003                                            3,534,471                 $ 9.05
         Exercised                                                                   (3,333)                 (2.66)
         Expired                                                                    (30,238)                (54.23)
         -----------------------------------------------------------------------------------------------------------
         Outstanding, March 31, 2004                                               3,500,900                   8.09
         Exercised                                                                   (4,083)                 (2.61)
         Granted                                                                     150,000                   5.55
         -----------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 2004                                                3,646,817                   7.99
         Exercised                                                                  (26,315)                 (4.10)
         Expired                                                                     (6,916)                (11.15)
         Granted                                                                     100,000                   6.75
         -----------------------------------------------------------------------------------------------------------
         Outstanding, September 30, 2004                                           3,713,586                   7.98
         Exercised                                                                 (416,650)                 (5.46)
         Expired                                                                    (82,370)                (60.67)
         -----------------------------------------------------------------------------------------------------------
         Outstanding, December 31, 2004                                            3,214,566                   6.95
         Exercised                                                                 (112,500)                   5.65
         Expired                                                                    (35,288)                  38.66
         -----------------------------------------------------------------------------------------------------------
         Outstanding, March 31, 2005                                               3,066,778                   6.63
         Exercised                                                                 (867,344)                   6.18
         -----------------------------------------------------------------------------------------------------------
         Outstanding, June 30, 2005                                                2,199,434                  $6.81

          The following table summarizes information about stock options exercisable and outstanding at June 30, 2005:

        ------------------------------------------------------------------------------------------------------------
                                 Options outstanding                                       Options exercisable
        ------------------------------------------------------------------------------------------------------------
                   Range of exercise                          Weighted average    Exercisable      Weighted average
                              Prices             Number         exercise price         number        exercise price
                                                                        (CDN$)                               (CDN$)
        ------------------------------------------------------------------------------------------------------------
                      $2.60 -  $5.49            440,069                   2.79        430,069                  2.78
                      $5.50 -  $8.00          1,628,827                   7.13      1,403,827                  7.28
                      $8.01 - $48.00            130,538                  16.35        130,538                 16.35
        ------------------------------------------------------------------------------------------------------------
                                              2,199,434                   6.81      1,964,434                  6.90
        ============================================================================================================


4.   RECONCILIATION OF NET EARNINGS (LOSS) FOR CANADIAN GAAP TO U.S. GAAP:

     Canadian and U.S. GAAP earnings are equivalent.

5.   SUBSEQUENT EVENT:

     On July 13, 2005, Celanese Corporation and the Company announced that the European Commission provided unconditional approval for Celanese to acquire the Company. This approval was the remaining regulatory permission required by the parties who had signed the agreement on October 27, 2004. Subsequently, the Company's shareholders approved the transaction on January 12, 2005.

     The Company's shareholders will receive CDN $9.00 cash per share. The Company's option and warrant holders are eligible to receive CDN $9.00 cash, less the exercise price for each option or warrant.

     Celanese announced it expects to close the transaction on or about July 20, 2005.

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(ALL REFERENCES IN U.S. FUNDS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the Specialty Polymers and Films Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

SALES

For the three months ended June 30, 2005 compared to the three months ended June 30, 2004 sales increased by 11% or $8.1 million to $ 84.8 million from $76.7 million. This increase resulted primarily from an increase in average selling prices on a USD basis of 20% offset by decreased sales volumes of 8% from 2004 to 2005. Industry newsletters indicate that pricing for the second quarter of 2005 measured in Euros compared to the second quarter of 2004 increased by 10% for VAM and 14% for acetic acid.

For the six months ended June 30, 2005, compared to the six months ended June 30, 2004 sales increased by 14% or $22.3 million to $181.7 million from $159.4 million. This increase resulted from an increase in average product selling prices of 17% from 2004 to 2005 offset by a decrease in sales volumes of 3%. Industry newsletters indicate that pricing for the first half of 2005 measured in Euros compared to the first half of 2004 increased by 11% for VAM and 13% for acetic acid.

GROSS PROFIT

Gross profit for the three months ended June 30, 2005, compared to the three months ended June 30, 2004, increased by 13% or $1.2 million to $10.2 million from $9.0 million. The increase in gross profit was primarily due to the increase of the average product selling prices. The European contract price for methanol was Euros 200 in the second quarter of 2004 and increased to Euros 230 in the second quarter of 2005. The cost of natural gas continued to increase reflecting the high level of oil and oil derivatives prices.

Gross profit for the six months ended June 30, 2005, compared to the six months ended June 30, 2004, increased by 36% or $6.0 million to $22.7 million from $16.7 million. The increase in gross profit was primarily due to the increase of the average product selling prices. The European contract price for methanol increased by Euros 35 from the first half of 2004 to the first half of 2005. Consistent with described for the second quarter, the cost of natural gas continued to escalate.

OPERATING EARNINGS

Operating earnings for the three months ended June 30, 2005, increased by $1.3 million to $7.4 million from $6.1 million for the comparable period in 2004. Operating income for the six months ended June 30, 2005, increased by $6.4 million to $17.6 million from $11.2 million in the comparable period in 2004. The change in operating income was primarily due to expanding margins more than offsetting reduced volumes.

SPECIALTY POLYMERS AND FILMS BUSINESS

SALES

For the three months ended June 30, 2005, compared to the three months ended June 30, 2004, sales increased by 8.4% or $4.4 million to $56.9 million from $52.5 million. Polymers specialty volumes increased by 5.3 million pounds or 11.8% versus last year demonstrating the continued success of our targeted marketing program. Overall Polymers selling prices increased by 25.3% compared to the same period last year, however, volumes decreased 10.3 million pounds or 12.7%. Films volumes were down 8.7%, on 24.5% higher average selling prices.

For the six months ended June 30, 2005, compared to the six months ended June 30, 2004, sales increased by 8.7% or $8.5 million to $106.2 million from $97.7 million. Specialty volume continued to improve with an increase of 10.2 million pounds or 11.8% versus last year. Overall Polymers selling prices increased by 27.3% compared to the same period last year, however, volumes decreased 22.0 million pounds or 13.5%. Films volumes were down 12.8%, on 25.7% higher average selling prices.

GROSS PROFIT

Gross profit for the three months ended June 30, 2005, compared to the three months ended June 30, 2004 increased by 31.7% or $2.0 million to $8.3 million from $6.3 million. The profit improvement was from the improved product mix and unit price increases. However, this improvement was negatively impacted by the strength of the Canadian dollar.

Gross profit for the six months ended June 30, 2005, compared to the six months ended June 30, 2004 increased by 35.0% or $4.0 million to $15.6 million from $11.6 million. The continued profit improvement was due to improved margins, but offset by the strength of the Canadian dollar.

OPERATING EARNINGS

Operating earnings for the three months ended June 30, 2005 increased $1.2 million or 37.5% to $4.4 million from $3.2 million, while operating earnings for the six months ended June 30, 2005 increased $2.1 million or 39.6% to $7.4 million from $5.3 million. This improvement was due to the improved margins offset by the appreciation of the Canadian dollar and the impact of an adjustment to the bad debt reserves due to the bankruptcy of BBI, a customer in the automotive industry.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in noncash working capital) for the three months ended June 30, 2005, was $10.3 million compared to $7.9 million for the three months ended June 30, 2004. For the six months ended June 30, 2005, cash provided by operations (prior to changes in noncash working capital) was $22.6 million compared to $15.0 million for the six months ended June 30, 2004.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

CAPITAL EXPENDITURES

Capital expenditures during the six months ended June 30, 2005, totaled $5.3 million. Capital expenditures, consisting mainly of plant maintenance related issues, were $1.9 million for the Specialty Polymers and Film Businesses. Total expenditures for Acetyls were $3.4 million for maintenance-level capital at the four European sites.

In addition, $4.4 million has been invested, during the first six months of 2005, in the previously announced project to construct an integrated acetic acid, methanol and VAM production facility in Jubail, Saudi Arabia.

This investment is recorded in Other Assets on the consolidated balance sheet.

SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below includes the results of operations of the Specialty Polymers and Films segment from August 5, 2003.

-------------------------------------------------------------------------------------------------------------------------------
                          Q2/05        Q1/05         Q4/04          Q3/04        Q2/04        Q1/04        Q4/03         Q3/03
-------------------------------------------------------------------------------------------------------------------------------
SALES                   141,652      146,350       136,300        138,234      129,179      127,951      114,551        97,118
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS
  (LOSS)                  3,557        4,504       (8,425)            837        1,093        (644)      (7,861)      (10,412)
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS
  (LOSS) PER SHARE         0.10         0.13        (0.25)           0.02         0.03       (0.02)       (0.23)        (0.34)
-------------------------------------------------------------------------------------------------------------------------------

As restated.  See note 2(a).

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACETEX CORPORATION
                                              ------------------
                                              (Registrant)


DATE: July 19, 2005                           By: "Lori Bondar"
                                                   -------------
                                                   Lori Bondar
                                                   Chief Financial Officer